Filed by RAIT Investment Trust pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Taberna Realty Finance Trust
Commission File No.: 021-77367

This filing relates to a proposed merger of Taberna Realty Finance Trust (“Taberna”) and a wholly-owned subsidiary of RAIT Investment Trust (“RAIT”), RT Sub Inc. (“RT”), pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2006 by and among RAIT, RT and Taberna.

RAIT Financial Trust Investor Presentation Creating the Pre-Eminent Real Estate Finance Company June 9, 2006

Forward Looking Disclosure This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RAIT and Taberna, including future financial and operating results and performance, statements about RAIT's and Taberna's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of RAIT's and Taberna's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of RAIT and Taberna. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: those discussed and identified in public filings with the Securities and Exchange Commission made by RAIT and Taberna; the businesses of RAIT and Taberna may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; adverse governmental or regulatory policies may be enacted; the loss of management and other key personnel; competition from other real estate investment trusts and other specialty finance vehicles; the inability to obtain adequate capital and other funding for operations at attractive rates or otherwise; fluctuations in interest rates and related hedging activities against such interest rates; covenants in financing arrangements applicable to RAIT and Taberna that may restrict business operations; failing to maintain qualification as REITs; the inability to acquire eligible securities for CDO and other securitization transactions on favorable economic terms; adverse market trends that affect real estate securities that are used as collateral in CDO and other securitizations; increases in borrowing costs relative to the interest received on RAIT and Taberna investments; failing to maintain exemptions under the Investment Company Act would subject us to additional restrictions; geographic concentrations in investment portfolios of residential mortgage loans could be adversely affect by economic factors unique to such concentrations; the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, neighborhood values, competitive overbuilding, weather, casualty loses, occupancy rates and other similar factors; Taberna relies heavily on issuing trust preferred securities to obtain funds and any adverse fluctuations in that industry may adversely affect the combined company; and general business and economic conditions, which could adversely affect credit quality and loan originations. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to RAIT or Taberna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, RAIT and Taberna undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Transaction Summary

Key Drivers of Value Creation Significant CAD1 and dividend accretion High projected dividend growth Strong executive team with established track record and existing working relationships Increased scale and asset origination volume across several asset classes Provide full capital structure to real estate borrowers Diverse range of financing sources lowers cost of funds Enhanced Shareholder Value 1 Cash available for distribution

Improved Asset Diversification and Financing Diversified product mix Mezzanine loans Preferred equity Bridge loans Real estate interests TruPS issued by REITs and real estate operating companies Lower effective cost of capital through CDO securitization technology

Financial Motivation

Transaction Multiples Note: Data based on RAIT common stock closing price of $25.38 on June 7, 2006 1 Price to tangible book value based on fully diluted tangible book value per share

Note: Includes TruPS originations only for Taberna 1 Excludes $31.0 million of asset origination fees received by an affiliated entity as Taberna did not obtain full broker-dealer licensure until Q1 2006 Origination Volume Fees Generated Increased Originations and Fees Generated '05A-'08E CAGR: 15.0% '06E-'08E CAGR: 23.9% '05A-'08E CAGR: 37.7%

Pro Forma Assets and Financing 2007 Targeted Asset Mix 2007 Targeted Financing Mix Expected Spreads by Asset Class Notes: 1 Three month LIBOR 2 Represents yield through fiscal year 2006; spread to LIBOR of 600bps beginning fiscal year 2007 through fiscal year 2008 3 Represents yield through fiscal year 2006; spread to LIBOR of 350bps beginning fiscal year 2007 through fiscal year 2008; spread to LIBOR of 325bps for new bridge loans of longer maturities Targeted Leverage Total $15.7 bn Total $14.8 bn

Experienced Management Team

Low Integration Risk Shared management culture and operating strategy Existing working relationships Track records of efficient deployment of capital and attractive total returns RAIT total return since January 1998 IPO of 369% Taberna total return since April 2005 144A offering of approximately 37% Focus on low-risk asset classes Disciplined underwriting policies and procedures Both RAIT and Taberna have experienced zero defaults to date

Overview of RAIT Investments in Real Estate Loans Product line Mezzanine loans Preferred equity Bridge loans Interests in Real Estate Opportunistic Transitional Tax management Formed in August 1997 and IPO in January 1998 Specialized real estate finance company Consistently low historical credit metrics Strong record of consistent dividends

Total Compounded Indexed Returns Compared to S&P 500 and NAREIT Mortgage and Hybrid REITs Indexes (1998-May 2006) Attractive Historical Total Returns

RAIT - Financial Highlights Total Investments1 Total Revenue 31% CAGR (2002-2005) 2.442 Net Income Dividends Per Share Notes: Financial data as of March 31, 2006, unless otherwise stated 1 Includes net real estate loans and real estate interests 2 Annualized based on 1Q06 Source: Company filings 27% CAGR (2002-2005) 1252 22% CAGR (2002-2005) 842

RAIT-Portfolio Investments (at 3/31/06) Consolidated Real Estate Interests & Interests Held for Sale # Investments = 6 Value at 03/31/06 = $153.8 million Average loan to value = 44% Loans/Preferred Equity Interests Detail # Investments = 130 Value at 3/31/06 = $893.9 million Average loan to value = 82% Average cash coverage ratio = 1.2x

Overview of Taberna Taberna Realty Finance Trust is a self-managed and self-advised specialty finance REIT focused on the following activities: Originating financing for REITs and other real estate operating companies, primarily in the form of TruPS and subordinated debt Investing in mortgage loans, CMBS, RMBS and other real estate-related senior and subordinated debt securities Structuring, managing and investing in CDO transactions and other asset securitizations Formed in April 2005 by raising $199 million at $10.00 per share in 144A common stock offering Raised an additional $248 million at $12.00 per share in August 2005 144A common stock offering Efficient deployment of capital with strong dividend record Dividend has increased 46% from $0.24 in July 2005 to $0.35 in May 2006 Low-cost match-funded CDO financing strategy

Taberna Financial Overview Financial Summary Dividend Payments Total Investments ($mm) Note: Dollars in millions except per share data total investment 9/30/2005 3380.857 12/31/2005 7250.7 3/31/2006 7838.5 total investment 7/29/2005 0.24 11/8/2005 0.3 2/9/2006 0.3 5/11/2006 0.35 MSGraph.Chart.8

Equity REIT or REOC Hybrid REIT or REOC Mortgage or Specialty Finance REIT Equity REIT or Real Estate Operating Company 1721.665 530 1563.75 TruPS Asset Class Selection Total TruPS Issued: $3.8 Billion Number of TruPS Issuers: 59 Average TruPS Size: $65 Million Avg. Interest Coverage: 3.1x Note: Dollars in millions. Data through March 31, 2006

The Taberna CDO issues securities comprised of: TruPS issued by REITs and Real Estate Operating Companies (REOCs) A limited amount of: REIT/REOC Senior Debt Securities and Subordinate Debt Securities Commercial Mortgage Backed Securities The CDO is managed by Taberna, which earns structuring and CDO management fees The CDO typically holds the following assets and issues the following classes of securities: CDO Financing Structure REIT/REOC Trust Preferred/ REIT/REOC Debt Securities/ CMBS 53% - Class A-1 AAA/AAA/Aaa S&P/Fitch/Moody's 11% - Class C AA/AA/Aa2 6% - Preferred Shares 8% - Class A-2 AAA/AAA/Aaa 7% - Class D A/A/-- 6% - Class B AA+/AA+/Aa1 5% - Class E BBB/BBB/-- Assets held by CDO Securities issued by CDO1 4% - Class F BB+/BB+/-- 1 All percentages are approximate

Summary Strategic Rationale Significant CAD and dividend accretion High projected dividend growth Increased scale and asset origination volume across several asset classes Provide full capital structure to real estate borrowers Diverse range of financing sources lowers cost of funds Enhanced Shareholder Value Strong executive team with established track record and existing working relationships

Additional Information About this Transaction This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. RAIT and Taberna shareholders and other investors are urged to read the joint proxy statement/prospectus and other materials which will be filed by RAIT with the SEC. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available for free from the contact person listed below.